UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 1

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS B COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-20-2

(CUSIP Number)

William R. Lathan, Jr. Ward and Smith, P.A. 1001 College Court New Bern, North Carolina 28562 (252) 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CARMEN HOLDING AMES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 594,277
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,049
	10	SHARED DISPOSITIVE POWER 561,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 594,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.24%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 1 amends the Reporting Person’s original Schedule 13D dated August 29, 2009, to report the acquisition of beneficial ownership of additional shares as described herein.

Item 1. Security and Issuer.

The Schedule 13D which is being amended relates to the Class B Common Stock, $1 par value per share (“Class B Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2. Identity and Background.

The Schedule 13D which is being amended is filed by CARMEN HOLDING AMES, whose business address is Post Office Box 29549, Raleigh, North Carolina 27626. Ms. Ames’ principal occupation is serving as a director of the Issuer and its wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank whose principal executive offices are the same as those of the Issuer.

Item 4. Purpose of the Transaction.

As a director of the Issuer, Ms. Ames is involved in the setting of policy for the Issuer, and she participates with the Board of Directors in the consideration of and taking of action on significant corporate events involving the Issuer. However, the shares described in Item 5 below that are held personally by Ms. Ames or in trust for her children are held for investment purposes only. The shares held by the other six trusts listed in the table under Item 5 below are held by those trusts for investment purposes and to fulfill their respective dispositive purposes. While Ms. Ames currently has no specific plans to acquire additional shares, she may do so in the future. Among other considerations, the timing and amounts of any purchases by her will be subject to market conditions, the price at which the Issuer’s common stock can be purchased, and her personal finances.

Item 5. Interest in Securities of the Issuer.

On June 2, 2011, Ms. Ames may be considered to have acquired beneficial ownership of 499,322 additional shares of the Issuer’s Class B Common Stock when those shares were transferred, without consideration, by three existing trusts (Irrevocable Trust under Agreement dated March 28, 1990, Lewis R. Holding Dynasty Trust dated January 16, 1997, and Carolyn S. Holding Dynasty Trust dated January 16, 1997) to three separate, newly created trusts (Irrevocable Trust 1990 dated January 17, 2011, Irrevocable Trust (LRH Dynasty) dated January 17, 2011, and Irrevocable Trust (CSH Dynasty) dated January 17, 2011) through appointment by the trustees of the existing trusts under North Carolina law. Ms. Ames is an income beneficiary of each of the three new trusts and, because the terms of the new trusts give Ms. Ames sole voting power, and shared dispositive power, with respect to the assets of the trusts, she may be deemed to beneficially own the shares of Class B Common Stock held by the new trusts. She had no voting or dispositive power with respect to the assets of the trusts which previously held the shares.

Following the above transfers, Ms. Ames is, or may be deemed to be, the beneficial owner of an aggregate of 594,277 shares of Class B Common Stock, which amounts to 36.24% of the outstanding Class B Common Stock (based on a total of 1,639,987 shares outstanding as of June 6, 2011), as follows:

Total Number	Voting Power		Dispositive Power		Manner in Which Shares are Held
of Shares	Sole	Shared	Sole	Shared

726	726	-0-	726	-0-	Held by Ms. Ames individually
217	217	-0-	217	-0-	Held in trust for Ms. Ames’ son
106	106	-0-	106	-0-	Held in trust for Ms. Ames’ daughter

Total Number	Voting Power		Dispositive Power		Manner in Which Shares are Held
of Shares	Sole	Shared	Sole	Shared

31,469	31,469	-0-	-0-	-0-	Held by Lewis R. Holding Trust (1)
3,520	3,520	-0-	-0-	3,520	Held by Irrevocable Trust 1976 dated January 17, 2011 (2)(3)
58,917	58,917	-0-	-0-	58,917	Held by Irrevocable Trust 1979 dated January 17, 2011 (2)(3)
498,482	498,482	-0-	-0-	498,482	Held by Irrevocable Trust 1990 dated January 17, 2011 (2)(4)
420	420	-0-	-0-	420	Held by Irrevocable Trust (LRH Dynasty) dated January 17, 2011 (2)(4)
420	420	-0-	-0-	420	Held by Irrevocable Trust (CSH Dynasty) dated January 17, 2011 (2)(4)

594,277	594,277	-0-	1,049	561,759

(1)	The trust agreement requires that the trustee vote the shares as directed by Ms. Ames if she is living, but provides that the trustee has sole dispositive power over trust assets.
(2)	The trust agreement pertaining to each trust requires that the trustee vote the shares as directed by Ms. Ames during her lifetime. The trustee has dispositive power over assets of the trust, but, during her lifetime, Ms. Ames may elect to direct investments of trust assets.
(3)	These shares were acquired by these two newly created trusts on June 2, 2011, by transfer, in each case without consideration, from two other, existing trusts (Irrevocable Trust under Agreement dated December 28, 1976, and Irrevocable Trust under Agreement dated April 26, 1979) through appointment by the trustees of the existing trusts under North Carolina law. Those transfers did not result in a change in Ms. Ames beneficial ownership of the Issuer’s Class B Common Stock because she previously had sole voting and shared dispositive power with respect to the shares held by the two transferor trusts and she previously included the shares in her Schedule 13D.
(4)	These shares were acquired by these three newly created trusts on June 2, 2011, by transfer, without consideration, from three other, existing trusts (Irrevocable Trust under Agreement dated March 28, 1990, Lewis R. Holding Dynasty Trust under Agreement dated January 16, 1997, and Carolyn S. Holding Dynasty Trust under Agreement dated January 16, 1997) through appointment by the trustees of the existing trusts under North Carolina law. The shares previously have not been included in Ms. Ames’ Schedule 13D because she had no voting or dispositive power with respect to the shares held by the three transferor trusts.

Ms. Ames disclaims beneficial ownership of certain other shares of Class B Common Stock as described below.

(a)	The assets of the six trusts listed in the table above include, in the aggregate, shares of the capital stock of various other entities or their subsidiaries, including First Citizens Bancorporation, Inc. (18.6% of outstanding voting common stock), Southern BancShares (N.C.), Inc. (24.8% of outstanding common stock), Fidelity BancShares (N.C.), Inc. (39.5% of outstanding common stock), Twin States Farming, Inc. (1.8% of outstanding common stock), and Yadkin Valley Company (30.5% of outstanding common stock). Ms. Ames serves as an outside director of two of those entities (First Citizens Bancorporation, Inc. and Fidelity BancShares (N.C.), Inc.). Those other entities collectively hold an aggregate of 71,774 shares of the Issuer’s Class B Common Stock. However, the shares of those entities are held by the trusts for investment purposes and to fulfill their dispositive purposes, and it is believed that neither the trusts nor Ms. Ames control those other entities. Ms. Ames disclaims voting and dispositive power over the shares of Class B Common Stock held by those other entities.

(b)	Ms. Ames is one of five directors of the Robert P. Holding Foundation, Inc., a North Carolina non-profit corporation organized under Section 501(c)(3) of the Internal Revenue Code, which holds 36,525 shares of the Class B Common Stock. Ms. Ames disclaims voting and dispositive power over those shares.

With the exception of the transfers of shares to the newly created trusts as described above, neither Ms. Ames, nor any of the persons or entities listed in the table above, has effected any transactions in the Issuer’s Class B Common Stock during the 60 days preceding the date of this Amendment No. 1.

Ms. Ames has the sole right to receive, or the power to direct receipt of, dividends from or the proceeds from the sale of the shares of Class B Common Stock held by her directly. The trusts for Ms. Ames’ children have the right to receive dividends from or the proceeds from the sale of the shares held in trust for them. Ms. Ames has the right to receive, or the power to direct receipt of, dividends from or the proceeds from the sale of the shares held by Irrevocable Trust 1976 dated January 17, 2011, Irrevocable Trust 1979 dated January 17, 2011, and Irrevocable Trust 1990 dated January 17, 2011, respectively. Ms. Ames and her children have the right to receive, or the power to direct receipt of, dividends from or the proceeds from the sale of the shares held by Irrevocable Trust (LRH Dynasty) dated January 17, 2011 and Irrevocable Trust (CSH Dynasty) dated January 17, 2011, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in footnotes to the table under Item 5 above, the trust agreements pertaining to the six trusts listed in the table give Ms. Ames certain voting and dispositive powers with respect to the shares of Class B Common Stock held by the trusts.

The assets of four of those six trusts also include an aggregate of 935,072 shares of the Issuer’s Class A Common Stock. The trust agreements pertaining to the trusts give Ms. Ames the same voting and dispositive powers as are described in footnotes to the table under Item 5 above with respect to those shares as they do with respect to the Class B Common Stock held by the trusts.

Ms. Ames serves as President and the sole director of the Lew H Foundation, a North Carolina non-profit corporation organized under Section 501(c)(3) of the Internal Revenue Code, the assets of which include 2,030 shares of the Issuer’s Class A Common Stock. By virtue of her position with that corporation, Ms. Ames may be considered to have sole voting and dispositive power with respect to those shares.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 8, 2011	/S/ Carmen Holding Ames
Carmen Holding Ames